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                     UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[  ] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
(Print of Type Responses)
================================================================================
1. Name and Address of Reporting Person*

   Black                            Conrad              M.
   (See Schedule I for additional reporting persons)
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

   c/o Hollinger International Inc.
   401 North Wabash, Suite 740
--------------------------------------------------------------------------------
                                    (Street)

    Chicago                         IL                   60611
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)
================================================================================
2. Issuer Name and Ticker or Trading Symbol

   Hollinger International Inc. (HLR)
================================================================================
3. IRS Identification Number of Reporting Person, if an entity (Voluntary)

================================================================================
4. Statement for Month/Year

     May 1999
================================================================================
5. If Amendment, Date of Original (Month/Year)

     June 3, 1999
================================================================================
6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [ X ]   Director                             [ X ]   10% Owner
   [ X ]   Officer (give title below)           [   ]   Other (specify below)
           Chairman and Chief Executive Officer
================================================================================
7. Individual or Joint/Group Filing (Check Applicable Line)

   [  ] Form filed by One Reporting Person
   [X]  Form filed by More than One Reporting Person

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at end   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                          (Month/Day/Year) Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

* If the form is filed by more than one reporting person, see Instruction
  4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    of                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------

Series II         See Note  5/13/99   J               See     Immed.          Class A    See     See      See        I       See
Exchangeable       (1)                See             Note                    Common     Note    Note     Note               Notes
Nonvoting                             Note            (2)                     Stock      (2)     (1)      (2)                (2) and
Preference                            (1)                                                                                    (7)
Shares of
Hollinger Inc.
------------------------------------------------------------------------------------------------------------------------------------
Series D          See Note   5/13/99   J              134,126  Immed.         Class A   962,275  See       0         I       See
Preferred Stock     (3)                See                                    Common             Note                        Notes
of Hollinger                           Note                                   Stock              (4)                         (5) and
International Inc.                     (4)                                                                                   (7)
------------------------------------------------------------------------------------------------------------------------------------
Series E           See Note  5/13/99   J       134,126         Immed.         Class A   962,275  See      134,126    I       See
Preferred Stock     (6)                See                                    Common             Note                        Notes
of Hollinger                           Note                                   Stock              (4)                         (5) and
International Inc.                     (4)                                                                                   (7)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Explanation of Responses:  See attached Schedule II.

Hollinger Inc.
By: /s/ Charles G. Cowan                                    June 15, 1999
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

Charles G. Cowan
Vice-President and Secretary

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

The Ravelston Corporation Limited
By: /s/ Charles G. Cowan                                    June 15, 1999
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

Charles G. Cowan
Vice-President and Secretary

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

  /s/ Barbara Amiel Black                                    June 15, 1999
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

    Barbara Amiel Black


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

  /s/ Conrad M. Black                                       June 15, 1999
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

The Hon. Conrad M. Black, P.C., O.C.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                 SCHEDULE I
                              Notes to Form 4



Name and Address of Reporting Person:
   Conrad M. Black
   c/o Hollinger International Inc.
   401 North Wabash, Suite 740
   Chicago, Illinois 60611

Issuer Name and Ticker or Trading Symbol:
   Hollinger International Inc./HLR

Statement for Month/Year
   May 1999

Additional Reporting Persons:

   Barbara Amiel Black
   c/o Hollinger International Inc.
   401 North Wabash Avenue
   Chicago, Illinois 60611
   Relationship to Issuer:  Director, Officer and 10% Owner

   The Ravelston Corporation Limited
   c/o Hollinger International Inc.
   401 North Wabash, Suite 740
   Chicago, Illinois 60611
   Relationship to Issuer:  10% Owner

   Hollinger Inc.
   c/o Hollinger International Inc.
   401 North Wabash Avenue
   Chicago, Illinois 60611
   Relationship to Issuer:  10% Owner

                                SCHEDULE II
                              Notes to Form 4


Name and Address of Reporting Person:
   Conrad M. Black, et al.
   c/o Hollinger International Inc.
   401 North Wabash, Suite 740
   Chicago, Illinois 60611

Issuer Name and Ticker or Trading Symbol:
   Hollinger International Inc./HLR

Statement for Month/Year
   May 1999

Explanations:

(1) Beginning on May 13, 1999, each Series II Exchangeable Non-Voting Preference Share of Hollinger Inc. (a "Series II Preference Share") became exchangeable, at the option of the holder, for 0.46 (subject to adjustment) of a share of Class A Common Stock of Hollinger International Inc. (the "Issuer") (subject to a cash redemption option available to Hollinger Inc.) and entitled its holder to receive a dividend equal to the Canadian dollar equivalent of the amount of any dividend on 0.46 of a Class A Common Share of the Issuer (less any U.S. withholding tax thereon payable by Hollinger Inc. or any subsidiary thereof). The Series II Preference Shares were originally issued in 1997 and 1998 in exchange for Equity Units of Hollinger Inc. and for Series I Non-Voting Preference Shares of Hollinger Inc., respectively, at a stated value of $10.00 per share.

(2) As of May 13, 1999, Hollinger Inc. had outstanding 25,000,000 Series II Preference Shares that were exchangeable for Class A Common Stock of the Issuer at a fixed exchange rate as described in Note 1. As a result of the transaction described in Note 1, Hollinger Inc. had a put equivalent position with respect to 11,500,000 shares of Class A Common Stock of the Issuer. As of May 13, 1999, Conrad M. Black directly owned 1,611,039 Series II Preference Shares that were exchangeable for Class A Common Stock of the Issuer, creating a call equivalent position with respect to 741,077 shares of the Issuer's Class A Common Stock, and The Ravelston Corporation Limited owned 66,963 Series II Preference Shares that were exchangeable for Class A Common Stock of the Issuer, creating a call equivalent position with respect to 30,802 shares of the Issuer's Class A Common Stock. Hollinger Corporation is effectively controlled by The Ravelston Corporation Limited, which is indirectly controlled by Conrad M. Black.

(3) The conversion price of the Series D Preferred Stock was initially based upon the Canadian Dollar equivalent of U.S.$14.00 per share of Class A Common Stock, subject to adjustment in certain circumstances.

(4)  On May  13,  1999,  the  Issuer  issued  one  share  of  Series  E
     Redeemable Convertible Preferred Stock ("Series E Preferred Stock") in exchange for each outstanding share of its Series D Preferred Stock.

(5)  Owned by 504468 N.B. Inc., a wholly owned  subsidiary of Hollinger
     Inc.

(6) The shares of Series E Preferred Stock are convertible into shares of Class A Common Stock of the Issuer at the Canadian Dollar Equivalent of the Conversion Price. For purposes of this conversion, each share of Series E Preferred Stock is taken at Cdn.$146.625. The "Conversion Price" is initially U.S. $14.00 per share of Class A Common Stock, and the "Canadian Dollar Equivalent" of the Conversion Price on any particular day is the Conversion Price expressed in Canadian currency based on the noon buying rate in New York City. The Conversion Price is subject to adjustment under certain circumstances.

(7) Barbara Amiel Black disclaims beneficial ownership of securities held directly or indirectly by her spouse, Conrad M. Black, and this report shall not be deemed an admission that Barbara Amiel Black is a beneficial owner of such securities for purposes of
     Section 16 or for any other purpose.